January 30, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                           Washington, D.C. 20549-0306

                         RE: MILITARY RESALE GROUP, INC.

                       REGISTRATION STATEMENT ON FORM SB-2

                                CIK: 0001088436

                     ACCESSION NUMBER: 0001015402-01-000237

                               FILE NO. 333-54592

Ladies and Gentlemen:


In accordance with Rule 477 under the Securities Act of 1933, as amended, Military Resale Group, Inc. (f/k/a Bactrol Technologies, Inc.) hereby withdraws the above-referenced Registration Statement filed on January 29, 2001 relating to 3,000,000 shares of common stock. The Registration Statement is being withdrawn pursuant to comments made by the Staff in its letter dated February 2, 2001 concerning certain material deficiencies in the Registration Statement. No securities were sold in connection with the offering to which the Registration Statement related.

                                                     Very truly yours,

                                                     /s/ Ethan D. Hokit



                                                     Ethan D. Hokit
                                                     President